December 12, 2006
Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561
With a copy to:
Mr. Joseph Foti
Senior Assistant Chief Accountant
Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561
Re: Additional Analysis Regarding Statement 141 and EITF 95-8 in Relation to Contingent Consideration Paid to the Selling Shareholders of SLi in a Purchase Business Combination
Dear Staff Members:
We appreciate the willingness of the SEC staff to have participated in a telephone conference call with UTi Worldwide Inc., (“UTi”, “We”, “Us”, “Our” or the “Company”) on December 5, 2006. In that call we provided an overview of the additional analysis performed to date related to the Company’s accounting for the contingent payments resulting from our acquisition of GRUPO, SLi and UNION, S.L. (collectively “SLi”), documented in the Agreement between UTi Spain SL. and Messrs. Carlos Luis Escario Pascual, Jose Maria Escario Pascual (collectively the “Managers”), Mariano Arturo Escario Pascual, and Juan Ignacio Escario Pascual (collectively with the Managers, the “Sellers”), dated January 25, 2002 (the “Agreement”). In that conference call we described to you our conclusion that, based on additional analysis of the provisions of the Agreement along with the requirements of Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations (“Statement 141”) , and Emerging Issues Task Force Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination (“ EITF 95-8”), a revision to our prior accounting for the contingent consideration payments is necessary. We noted, however, in that conference call that additional analysis was being performed in order to finalize our conclusion as to the financial statement impact of this revised accounting determination by accounting period. Having now completed that part of the analysis, and in accordance with your request made during the conference call, we are submitting herein a description of the analysis performed leading to our revised accounting determination, the measured financial statement impact by accounting period and the accounting support for those conclusions.
The following is an overview of our revised accounting determination to facilitate the SEC staff review of this matter:

•	The provisions of the Agreement related to continued employment of the Managers has the effect of creating a future compensation arrangement to be accounted for apart from the cost of the acquisition of SLi.
•	Contingent payments have been differentiated between those related to future employment of the Managers and those payable had either of the Managers voluntarily terminated employment prior to the close of the first accounting year after the acquisition of SLi. Amounts payable to the Sellers under the Agreement had either of the Managers voluntarily terminated employment prior to the close of the first accounting year after the acquisition are considered to be a cost of the acquisition of SLi and recognized at the date of acquisition.
•	Given the family relationship among all the Sellers, all payments linked to continued employment of the Managers are to be recognized apart from the cost of the acquisition of SLi regardless if made to a selling shareholder not subject to an employment arrangement.
•	For accounting periods prior to the adoption of FASB Statement No. 123R, Share-Based Payment (“Statement 123R”), the resulting compensation arrangement is accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25 (“FIN 28”).
•	Beginning with our 2007 fiscal year, the resulting compensation arrangement is accounted for under Statement 123R through the quarter ended October 31, 2006 wherein the final contingent payment was made thereby ending the accounting for the compensation arrangement.

Transaction Background
Payments made to the Sellers with respect to the SLi transaction consisted of the following ($’s in millions):

Type of Payment	Basis for Payment	Fiscal Year Ended	Measurement Date		Amount of Payment
			Cash	Shares	Cash	Shares
Initial Consideration	Net Assets Acquired	Not Applicable	Not Applicable	Not Applicable	$4.5	—
Initial Consideration	Multiple of Net Income	December 2001	Not Applicable	Not Applicable	8.6	—
Contingent Consideration	Multiple of Net Income	January 2003	July 30, 2003	Not Applicable	5.8	—
Contingent Consideration	Multiple of Net Income	January 2004	August 10, 2004	Not Applicable	13.1	—
Contingent Consideration	Multiple of Net Income	January 2005	May 26, 2005	May 26, 2005	15.1	$15.1
Contingent Consideration	Multiple of Net Income	January 2006	September 13, 2006	August 5, 2006	6.5	35.0
Background with respect to the SLi transaction and the Company’s initial accounting determination in accordance with EITF 95-8 may be found in our prior correspondence with the Staff dated July 31, 2006, September 21, 2006 and October 27, 2006. Accordingly, the following will provide transaction background with respect to that portion of the Agreement most germane to the Company’s decision to revise its previous accounting.
Specifically, we noted Section 6.1.3(2) of the Agreement which addresses Voluntary Termination, as defined, and states the following:
“(2) Should either of the Managers cease from either of the aforementioned posts, due to any of the following causes (hereinafter referred to as a “Voluntary Termination”): (i) resignation of the Manager (other than as a result of the factual deprival of his responsibilities or authorities as Managing Director or, if applicable, as General Manager; other than as a result of the serious and imputable non compliance of the Company’s obligations under the Services Agreement; or, other than as a result of the reorganisation of SLI Group pursuant to Section (4) of the present Clause 6.1 .3); or (ii) as a result of the decision of the Company based on a “fair cause”, as defined below, the Purchaser shall be entitled, but not obliged, to replace the Amount Payable (calculated as provided for under Clause 2 above) under the Tranches not yet paid by the Purchaser at the moment of the Voluntary Termination, by the lower of the following amounts:
(a) an amount equivalent to 15% of eight (8) times the average of the Earnings After Taxes of SLI Group during the Accounting Years closed before the Voluntary Termination multiplied by the number of Tranches pending to be paid by the Purchaser to the Sellers; and
(b) an amount equivalent to 15% of eight (8) times the Earnings After Taxes of SLI Group during the last Accounting Year closed before the Voluntary Termination multiplied by the number of Tranches pending to be paid by the Purchaser to the Sellers...
In any case, the Parties expressly agree that the total amount to be paid by the Purchaser to the Sellers for all the Tranches not paid by the Purchaser at the moment of the Voluntary Termination according to this sub-Clause 6.1.3(2) shall never be greater than 60%, 45%, 30% or 15% (depending on whether the Voluntary Termination took place during the course of the Second, Third, Fourth or Fifth Tranche, respectively) of eight times the Earnings After Taxes of SLI Group during the year starting on January 1 and ending on December 31, 2001.
The Purchaser shall exercise the right granted in the present section (2) by means of the corresponding notification sent to the Sellers’ Representative within one (1) month as from the Voluntary Termination.
In case said right is exercised, the Purchaser shall pay to the Sellers’ Representative the amount owed hereunder on the following Payment Date.
The Purchaser shall also be entitled to elect, at its own discretion, in the aforementioned notification to be sent to the Sellers’ Representative, to pay to the Sellers the amount payable pursuant to the present section (2) either in cash or in UTi Worldwide shares valuated as established in Clause 2.3(ii) c, understanding as “Notification Date” for that purpose, the date which the aforementioned notification is sent to the Sellers’ Representative. Should the Purchaser not pay punctually the amounts owed to the Sellers under the present section (2), Clause 2.3.(ii).c).(3) will apply.
The Parties expressly acknowledge that the Purchaser may elect, at its sole option, to exercise the aforementioned option in respect of all, some or none of the Sellers.”
Accordingly, the Company has noted that if either of the Managers voluntarily terminates employment prior to the close of the first accounting year after the SLi acquisition, the number of shares of UTi common stock due the Sellers with respect to the Contingent Consideration is 2.76 million shares, split adjusted (8 times 2001 SLi earnings of approximately $3 million, divided by the share price stipulated in the Agreement of $5.27 ($15.8176, pre stock split) times 60 percent). We noted the Managers represent the two selling shareholders that are subject to an employment agreement with UTi, the term of which is equivalent to the period subject to Contingent Consideration, as well as 60% of the total SLi pre-combination shareholder interest.
In addition to the above terms that provide the Sellers, in the event of voluntary termination prior to the end of the first accounting year after the acquisition, with a fixed number of shares they are to be paid under the Agreement regarding Contingent Consideration, we noted the following terms in Section 2.3(i)(c) of the Agreement that would appear to provide for a minimum value with respect to the shares:
The Purchaser shall pay the Amount Payable under any Tranche to the Sellers in the following way:
(1) The Purchaser shall transfer to the Sellers, without any disbursement from the latter, a number of unregistered ordinary shares issued by UTi Worldwide (whether issued for that purpose or otherwise), free from any liens, charges or encumbrances or rights in favour of third parties and with voting and economic rights equal to and no more obligations than the currently existing ordinary shares of UTi Worldwide, which value shall equal the Amount Payable. The ordinary unregistered shares to be delivered to the Sellers shall be hereinafter referred to as the “UTi Worldwide’s Shares”. For that purpose, the Parties agree that the value of each of the UTi Worldwide’s Shares (hereinafter the “Agreed Value”) is equal to the average market price of the UTi Worldwide’s shares on NASDAQ during the three (3) calendar-month term immediately prior to the Completion Date, which amounts to 15.8176 US $  per share.
(2) However, should the Agreed Value be greater than the lower of the following prices:

(x) the average (media atitmética) market price of the UTi Worldwide’s Shares on NASDAQ during the month immediately prior to the corresponding Notification Date; or
(y) the closing market price of the UTi Worldwide’s Shares on NASDAQ on the Notification Date (the lower of (x) and (y) shall be hereinafter referred to as the “Market Price”).
the Sellers shall be entitled to jointly request the Purchaser to pay the Amount Payable according to one of the following methods (at the Sellers’ joint discretion):
(A) all in cash (in funds immediately available to the Sellers); or
(B) through the transfer in favour of the Sellers of the UTi Worldwide’s Shares (as defined above) and, in addition thereto, paying to the Sellers in cash, in immediately available funds, the difference between the Agreed Value and the Market Price per UTi Worldwide Share multiplied by the number of UTi Worldwide Shares transferred [Emphasis Added].
Accordingly, Section 6.1.3(2) and 2.3(i)(c) together provide that were either of the Managers to voluntarily terminate employment up to the close of the first accounting year after the acquisition and in the event the market price of the Company’s common stock had increased above $15.82, the Sellers would be entitled to a number of shares based upon 2001 net income or cash equivalent to the market value of said shares at the date of settlement, with respect to all four contingent consideration periods.
Additionally, were either of the Managers to voluntarily terminate employment up to the close of the first accounting year after the acquisition and in the event the market price of the Company’s common stock had decreased below $15.82, the Sellers would be entitled to a number of shares based upon 2001 net income and cash that when combined would be the equivalent of said shares valued at $15.82, with respect to all four contingent consideration periods.
In summary, we noted that the Members held to ability to voluntarily terminate employment up to the close of the first accounting year after the acquisition and thus ensure the payment of contingent consideration of approximately $14.5 million (2001 net income of approximately $3 million times 8 times 60 percent) (“Non-Contingent Consideration”). Accordingly, we determine that this portion of the contingent consideration arrangement represents an addition to the cost of the acquisition of SLi. We further determined, considering the guidance in paragraph 25-27 of Statement 141 that recognition of this amount as a cost of the acquisition and liability at the date of acquisition is appropriate based on a determination that the Sellers were entitled to receipt of this amount without future employment requirement.
Further, as discussed below, we noted that Section 2.3(i)(c) provides that by choosing to work (the Managers), the Sellers are entitled to any appreciation in the market price of UTi’s common stock beyond $15.82. Accordingly, the right to future appreciation of the Non-Contingent Consideration Shares is determined be part of the employment arrangement.

Accounting Conclusion and Basis for Conclusion
As indicated in our prior correspondence with the Staff dated July 31, 2006, September 21, 2006 and October 27, 2006, our initial accounting determination with respect to the Contingent Consideration resulted in treatment of the entire amount as additional cost of the acquisition of SLi. Accordingly, upon settlement of each of the four annual Contingent Consideration periods, the Company recorded an entry to common stock and additional paid-in-capital or cash for the fair value of the shares issued or cash paid to settle the obligation, respectively, with an offsetting entry to goodwill in the Consolidated Balance Sheet. Upon reconsideration, we have determined that while a portion of the Contingent Consideration represents additional purchase consideration and therefore an element of purchase accounting, a portion of the Contingent Consideration represents compensation for post-combination services provide to UTi by the Managers.
Analysis of Purchase Accounting Element
In making our determination as to the appropriate accounting for the Non-Contingent Consideration (as discussed above), we considered paragraph 26 of Statement 141, which states the following:
“Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date [Emphasis Added]. Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt (Opinion 16, paragraph 78). ”
We noted that were either of the Managers to voluntarily cease working during the period up to the close of the first accounting year after the acquisition, the Company would be obligated to pay at least the amount determined to be the Non-Contingent Consideration. For this reason, our obligation to pay a portion of the Contingent Consideration is determined to not be linked to the continued employment of the Managers. Accordingly we view the Non-Contingent Consideration as a component of the cost of SLi, determinable at the time of the acquisition, to be recorded as an accrued liability in the Consolidated Balance Sheet, at the date of the SLI transaction.
We intend to decrease the recognized accrued liability, in four equal amounts, at each of the settlement dates with respect to the four Contingent Consideration periods, with an offsetting entry to cash and/or additional paid-in-capital in the Consolidated Balance Sheet, as appropriate. To the extent the number of shares issued in connection with the settlement of each Contingent Consideration period times the price stipulated in the Agreement, $15.82, differs from the Non-Contingent Consideration divided by four, we will reflect the difference as a gain in the Consolidated Income Statement, upon settlement. We note that with respect to the settlement of each of the four Contingent Consideration periods, with the exception of the fiscal year ended January 2003, the actual shares issued exceed the shares contemplated in the Non-Contingent Consideration calculation. Accordingly, we intend to reflect a gain of approximately $870,000 in the second quarter of fiscal 2004, the period in which we settled our obligation with respect to the fiscal year 2003 Contingent Consideration obligation.

Analysis of the Compensatory Element
Analysis in accordance with EITF 95-8
The Company’s consideration of each of the factors and indicators detailed in EITF 95-8 and the Company’s initial accounting determination in accordance with EITF 95-8 may be found in our prior correspondence with the Staff dated July 31, 2006, September 21, 2006 and October 27, 2006. Accordingly, the following will provide a discussion of the SLI transaction terms and related factors and indicators with respect to EITF 95-8 most germane to the Company’s decision to revise its previous accounting.
In making our determination with respect to the appropriate accounting for the Contingent Consideration in accordance with EITF 95-8, we noted Sections 6.1.3(2) and 2.3(i)(c), as previously described, provide the Sellers with Non-Contingent Consideration, payable in the event the Managers voluntarily cease working prior to the close of the first accounting year after the acquisition of SLi. By electing to provide employment services beyond the date of the acquisition of SLi, the Managers and thus the Sellers are able to receive the appreciation in the market price of UTi common stock even if termination in that employment were to occur prior to the end of the first accounting year after the acquisition of SLi. Additionally, by continuing employment beyond the close of the first accounting year after the acquisition of SLi, the Managers and thus the Sellers are able to receive, under the terms of the Agreement, contingent payments based on current earnings of SLi while also receiving the benefit of appreciation in the market price of UTi common stock beyond $15.82.
We believe the abovementioned terms suggest a linkage between the portion of the Contingent Consideration in excess of Non-Contingent Consideration and post-combination employment services. EITF 95-8 provides that a linkage of continuing employment and contingent consideration is a strong indicator that the arrangement is compensation for post combination services. Given the additional analysis performed, as noted above we have determined a revision to our prior accounting is necessary. Under this revision, the portion of the Contingent Consideration in excess of Non-Contingent Consideration is determined to represent a compensatory arrangement to be accounted for separately from the cost of the acquisition of SLi. Given the family relationship among all the Sellers, all payments linked to continued employment of the Managers are to be recognized apart from the cost of the acquisition of SLi regardless if made to a selling shareholder not subject to an employment arrangement. For discussion purposes, we will refer to the actual common stock payable in accordance with the Agreement in excess of the common stock underlying the Non-Contingent Consideration as Compensatory Shares. We will refer to the common stock underlying the Non-Contingent Consideration as Shares.
We have determined the right to participate in any share price appreciation on the Non-Contingent Shares (“Non-Contingent Share Appreciation Right Award” or “NSAR Award”) is analogous to a stock appreciation right and that the Compensatory Shares are analogous to a grant of restricted stock, subject to a performance condition. Accordingly, we have determined these awards should be accounted for under APB 25 through January 31, 2006 and under Statement 123R, for the period subsequent to February 1, 2006, the Company’s adoption date with respect to Statement 123R.

Analysis of the Computation and Attribution of Compensation Expense
Analysis in accordance with APB 25
In making our determination regarding the attribution of expense we noted paragraph 10 of APB 25 which states the following:
“Compensation for services that a corporation receives as consideration for stock issued through employee stock option, purchase, and award plans should be measured by the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay [Emphasis Added].”
Additionally we noted paragraphs 10(b) and 13 of APB 25 which state the following, respectively:
“The measurement date for determining compensation cost in stock option, purchase, and award plans is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any.”
“If the measurement date is later than the date of grant or award, an employer corporation should record the compensation expense each period from date of grant or award to date of measurement based on the quoted market price of the stock at the end of each period.”
We noted, should the Managers elect to work for a period in excess of the close of the first accounting year after the acquisition of SLi, the total number of shares due the Sellers as Contingent Consideration for each fiscal year (“Tranche”) is not determinable until a date subsequent to the end of the fiscal year, upon completion of an audit and when the two parties agree on the final determination of net income associated with the Tranche. Until this date, we noted a measurement date in accordance with APB 25 has not occurred with respect to the Compensatory Shares. Accordingly, the Company has determined it is required to account for Compensatory Shares as variable awards through the date of settlement. As such, the Company believes it is required to record compensation at each reporting date based on the expected number of awards to be issued (attributed based upon to service rendered to date) at the current market price. Changes, either increases or decreases, in the quoted market value of those shares between the date of grant and the measurement date result in a change in the measure of compensation for the awards.
As we did not prepare contemporaneous estimates of the number of awards expected to be issued for each Tranche, we have determined that for the purposes of calculating the impact of the revised accounting treatment we will use the actual shares issuable, under the terms of the Agreement, to settle each Tranche, as our expectation.
In determining the attribution of expense with respect to the Compensatory Shares and the NSAR Award among reporting periods through the settlement of the fourth Tranche, the Company noted the guidance in FIN 28. FIN 28, paragraph 3, states the following:
“Compensation determined in accordance with paragraph 2 shall be accrued as a charge to expense over the period or periods the employee performs the related services (hereinafter referred to as the “service period”). If the stock appreciation rights or other variable plan awards are granted for past services, compensation shall be accrued as a charge to expense of the period in which the rights or awards are granted. If the service period is not defined in the plan or some other agreement, such as an employment agreement, as a shorter or previous period, the service period shall be presumed to be the vesting period.3”
Footnote 3 of FIN 28 states the following:
For purposes of this Interpretation, stock appreciation rights and other variable plan awards become vested when the employee’s right to receive or retain shares or cash under the rights or awards is not contingent upon the performance of additional services. Frequently, the vesting period is the period from the date of grant to the date the rights or awards become exercisable [Emphasis Added].
We noted that in the event the Sellers voluntarily cease working, the amount due the Sellers for any Tranche not yet paid would be limited in accordance with Section 6.1.3(2). Accordingly, the maximum payment due the sellers with respect to any Tranche not yet paid would be the Guaranteed Shares at current market value (assuming a market value in excess of $15.82) upon the date of settlement. In order that the Sellers enjoy the benefit of actual net income in excess of 2001 SLi net income with respect to the determination of the Compensatory Shares for each Tranche, the Managers must continue working through the settlement date with respect to each Tranche. Accordingly, we determined the service period associated with the Compensatory Shares extends to the date each Tranche is settled.
As the Agreement does not provide UTi the ability to claw-back any Contingent Consideration payments made, the Company believes Compensatory Shares associated with each Tranche should be treated as a separate award with the associated expense recorded over the service period for that award. Accordingly, we determined the attribution method detailed in Example 2 of Appendix B to FIN 28 should be applied (i.e. the compensation expense related to Tranche 2 or the award vesting in the second year of the Contingent Consideration period (January 31, 2004), would be allocated to both fiscal 2003 and 2004). As we believe the NSAR Award is analogous to a stock appreciation right, we intend to apply the same attribution method to the NSAR Award.
We believe our obligation related to the Compensatory Shares and the NSAR Award should be reflected as a liability due to our practice and intention (preference) for settling the obligation in cash. Accordingly, our accounting determination contemplates the recording of compensation expense with an offsetting entry to an accrued liability in the Consolidated Balance Sheet. On May 26, 2005 we reached agreement with the Sellers to settle Tranche 3 for $15.1 million in cash and 626,901 shares of stock. Accordingly, our accounting contemplates the reclassification of that portion of the Tranche 3 liability associated with the share settled portion of the Compensatory Shares, the NSAR Award and the Guaranteed Shares, determined on a pro-rata basis.
Analysis in accordance with Statement 123R
We noted the Compensatory Shares are analogous to non-vested shares, with no strike price, and accordingly the intrinsic value of these shares is equal to fair value at the date of adoption of Statement 123R. Given this fact and the fact that the Compensatory Shares were subject to variable (and liability) accounting under APB 25, we noted the adoption of Statement 123R would not result in a change to amounts recorded with respect to the Compensatory Shares. Further, we noted the last Tranche represents the only Tranche not settled, as of the adoption of Statement 123R.

The Company adopted Statement 123R following the Modified Prospective Application method of adoption. Accordingly, the Company applied the principles of Statement 123R to compensation cost for the portion of the awards for which the requisite service period had not been rendered (the unvested portion of prior awards) upon adoption. Further, the Company noted that compensation cost for the unvested portion of the awards should be attributed to periods using the same attribution method that was used for Statement 123 pro forma purposes prior to adoption. Accordingly, the attribution method used for APB 25 (which is consistent with the method that would be applied for Statement 123 pro forma purposes) was continued upon adoption of Statement 123R. Further, upon adoption, the Company considered whether the remaining unrecognized compensation cost should be recorded based upon the grant date fair value of the award (as required for equity awards under Statement 123R). However, as discussed below, the company concluded that such awards are liabilities and are therefore accounted for on a mark to market basis (similar to variable accounting under APB 25).
Analysis of Equity versus Liability Classification
We believe our obligation with respect to the Compensatory Shares and NSAR Award should be classified as a liability in accordance with Statement 123R. We noted paragraph 32 of Statement 123R which states the following:
“Options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances(footnote omitted) to settle the option or similar instrument by transferring cash or other assets(footnote omitted)...”
Although the Agreement stipulates that UTi settle the Contingent Consideration in common shares (except at the option of the Company in the event of a Voluntary Termination and except at the option of the Sellers to the extent the market price of the Company’s common stock is below $15.82, as defined), the Company’s intention and practice has historically been to settle the Contingent Consideration in cash, to the extent available, and the Sellers have accepted cash when offered by the Company. In making our determination to classify the obligation associated with Tranche 4 as a liability, we considered paragraph 34 of Statement 123R, which states the following:
“The accounting for an award of share-based payment shall reflect the substantive terms of the award and any related arrangement. Generally, the written terms provide the best evidence of the substantive terms of an award. However, an entity’s past practice may indicate that the substantive terms of an award differ from its written terms...or if the entity usually settles in cash whenever an employee asks for cash settlement, the entity is settling a substantive liability rather than repurchasing an equity instrument [Emphasis Added].”
Accordingly, we concluded our obligation with respect to the last Tranche represents a substantive liability. In accordance with Statement 123R, our determination of compensation expense is based, in part, on the share price of the Company’s common stock at the end of the reporting period through the settlement date .
We noted the last Tranche was settled through the issuance of 1.5 million shares of common stock and $6 million in cash. On August 25, 2006, we reached an agreement with the Sellers to settle a portion of our obligation related to the last Tranche in common stock. As such, in making our determination of compensation expense with respect to the third quarter of fiscal 2007, we ceased to re-measure compensation cost for changes in the price of the Company’s common stock subsequent to August 25, 2006.
Analysis of Minimum Liability to Sellers
In making our revised accounting determination, in addition to a consideration of APB 25, FIN 28 and Statement 123R with respect to the attribution of compensation expense over the period subject to Contingent Consideration, we considered whether, in our fact pattern, our revised accounting determination would result in an accrued liability for at least the minimum amount due the Sellers under the terms of the Agreement. We noted our revised accounting determination resulted in the recording of an accrued liability representing the Non-Contingent Consideration at the time of the SLi acquisition, representing at least the minimum amount due the Sellers during each of the fiscal periods from the completion of the SLi transaction through the settlement of the fourth Tranche.
Analysis of Financial Statement Impact
The impact of the revised accounting determination is to reduce net income by $32.5 million, $32.3 million, $18.0 million and $5.8 million for the years ended January 31, 2006, 2005, 2004 and 2003, respectively. The impact of the revised accounting determination as a percentage of net income, as previously reported, was 37%, 48%, 40%, and 20% for the years ended January 31, 2006, 2005, 2004 and 2003, respectively.
The impact of the revised accounting determination is to increase net income by $2.9 million and $10.8 million, in the fiscal quarter ended April 30, 2006 and July 31, 2006, respectively. The impact of the revised accounting determination as a percentage of net income, as previously reported, was 18% and 46% for the fiscal quarters ended April 30, 2006 and July 31, 2006, respectively. The increase in net income is the result of the classification of the Compensatory Shares and the NSAR Award as a liability in accordance with SFAS 123R and, accordingly, the application of mark to market accounting in conjunction with a decline in the market price of our common stock from the previous fiscal quarter end, for each of the aforementioned periods.
An analysis of the impact of the revised accounting determination upon the Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Statement of Cash Flows for each of the fiscal quarters and years from the date of the SLi transaction through July 31, 2006 is attached at Exhibit A.
Consideration of the Need to Restate Previously Reported Results
Based upon the analysis detailed above, the Company believes the impact of the revised accounting determination to be material to previously issued financial statements and, accordingly, the previously issued financial statements should be restated.
Additionally, we performed additional procedures with respect to prior business combinations containing material earn-out arrangements in order assure that with the exception of the aforementioned error, the Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. These additional procedures included a review of the relevant transaction documentation. As a result of that review, we have found no further errors.

The Company intends to amend its Annual Report on Form 10-K for the year ended January 31, 2006 (the “2006 10-K” and, as so amended, the “Amended 2006 10-K”), and its Quarterly Reports on Form 10-Q for the quarters ended April 30, 2006 and July 31, 2006 (collectively “Amended 2007 Forms 10-Q”), to reflect the revised accounting determination. In our Amended 2006 Form 10-K, Item 6 “Selected Financial Data” we intend to restate all periods presented to reflect the revised accounting determination and other adjustments for the correction of errors previously identified. These other adjustments were immaterial, individually and in the aggregate, to previously issued financial statements.
Intended Disclosure
The Company intends to include an Explanatory Note in each of the Amended 2006 10-K and the Amended 2007 Forms 10-Q, detailing the purpose of the amended filings and the impact of the revised accounting determination. In addition, the following disclosures in the Amended 2006 10-K and the Amended 2007 Forms 10-Q will be amended.
Amended 2006 10-K

Part I, Item 1	Business
Part II, Item 6	Selected Financial Data
Part II, Item 7	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Part II, Item 8	Financial Statements and Supplementary Data
Part II, Item 9A	Controls and Procedures
Part IV, Item 15	Exhibits and Financial Statement Schedules
Amended Forms 10-Q

Part I, Item 1	Financial Information, Financial Statements
Part I, Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Part I, Item 4	Controls and Procedures
Part II, Item 6	Exhibits
The Company is working to prepare the Amended 2006 10-K and the Amended 2007 Forms 10-Q and intends to file the documents as promptly as possible. In order to facilitate the Staff’s review of this matter, we have provided a draft of certain of the intended disclosures with respect to the Amended 2006 10-K, attached as Exhibit B. These draft disclosures include the following:

Description of Draft Disclosure
Section	Title	Provided
Explanatory Note	Explanatory Note	Complete Disclosure
Part II, Item 6	Selected Financial Data	Complete Disclosure
Part II, Item 7	Management’s Discussion and Analysis of Financial Condition and Results of Operations	Partial Disclosure — Restatement Of Previously Issued Consolidated Financial Statements
Part II, Item 8	Financial Statements and Supplementary Data	Restated Balance Sheets, Income Statements and Statement of Cash Flows, Excerpt — Note. 1 Summary of Significant Accounting Policies, Note 19. Restatement of Previously Issued Financial Statements
Part II, Item 9A	Controls and Procedures	Complete Disclosure

Views of UTi Audit Committee and Independent Registered Public Accounting Firm
The Company has reviewed the contents of this letter with the Company’s Audit Committee and Board of Directors. The Audit Committee and Board of Directors have concurred with Management’s assessment of the error and the revised accounting determination. The Company has also consulted with its independent public accounting firm, Deloitte & Touche LLP.
Our Timing Considerations for Discussion with the Staff
The Company filed Form 12b-25, Notification of Late Filing related to its Quarterly Report on Form 10-Q, for the fiscal quarter ended October 31, 2006 (“Third Quarter 2007 Form 10-Q”) on December 11, 2006. The Company is seeking to file its Third Quarter 2007 Form 10-Q on December 18, 2006.

We appreciate your prompt attention to this matter. I am available to discuss these issues with you at your convenience, and can be reached at (310) 661-3541.
Very truly yours,
/s/ Lawrence Samuels
Lawrence Samuels
Senior Vice President — Finance, Chief Financial Officer
We have attached the following Exhibits:

Exhibit	Document
A	Analysis of Financial Statement Impact of the Revised Accounting Determination
B	Select Intended Disclosures — Amended 2006 10-K
We are available to discuss this matter with the SEC Staff, either via telephone or in person. Please note the following contacts:

Company contact:	Lawrence Samuels Senior Vice President — Finance, Chief Financial Officer UTi Worldwide Inc. 19500 Rancho Way, Suite 116 Rancho Dominguez, CA 90220 (310) 661-3541 lsamuels@go2uti.com

Lance D’Amico, Esq. Senior Vice President and Global General Counsel UTi Worldwide Inc. 19500 Rancho Way, Suite 116 Rancho Dominguez, CA 90220 (562) 295-2029 ldamico@go2uti.com

Independent Registered Public Accounting Firm contacts:

Derek Standifer, Partner, Los Angeles Audit Practice Deloitte & Touche LLP 350 South Grand Avenue, Suite 200 Los Angeles, CA 90071-3462 (213) 688-5303 dstandifer@deloitte.com

Michael Morrissey, Partner, National Office Deloitte & Touche LLP Ten Westport Road Wilton, CT 06897-0820 203-761-3630 mmorrissey@deloitte.com

James Kroeker, Partner, National Office Deloitte & Touche LLP Ten Westport Road Wilton, CT 06897-0820 (203) 761-3726 jkroeker@deloitte.com

Outside Counsel contact:

LizabethAnn Eisen, Esq. Partner Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1930 leisen@cravath.com